Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

10 February 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

03003943

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 3/3

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

7 February 2003

12) Total holding following this notification

64,937,463

13) Total percentage holding of issued class following this notification

FILE NO. 82-5205

8.97%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification - 10 February 2003

FILE NO. 82-5205

10 February 2003

CLEANAWAY WINS £32M THURROCK COUNCIL CONTRACT

CLEANAWAY, a leading waste management company within the Brambles Group, has been awarded a £32 million five-year contract to manage Thurrock's waste collection, recycling and disposal, as part of the borough's Integrated Waste Management Strategy. CLEANAWAY will take over from the existing refuse service from 31 March 2003.

The current recycling rate for Thurrock is less than 10%. However, by 2005 it is expected that Thurrock will meet the UK's Government target of 18% of all waste being recycled.

Gerben Westra, Chief Executive Officer, Cleanaway, said:

> "This is an important contract win for Cleanaway. Our clear understanding of the challenges facing local authorities, coupled with our worldwide waste management experience will enable us to help the council meet the challenges of delivering its Waste Strategy."

Brambles Industries is globally headquartered in Australia.

For further information, contact:

London		
Investor:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Sydney		
Investor	Richard Manson	+61 (0) 2 9256 5234
	Edna Carew	+61 (0) 2 9256 5204
Media	Jeannette McLoughlin	+61 (0) 2 9256 5255

Notes to editors

Brambles is a leading global support services provider with operations in 40 countries across Europe, the Americas and Asia Pacific. With full year 2002 turnover of approximately £3 billion, operating profit of more than £400 million and assets of £3.7 billion, it employs some 31,000 personnel worldwide. Its key global businesses are CHEP, CLEANAWAY and RECALL.

FILE NO. 82-5205

- CHEP is the world's pioneer and leader in the provision of pallet pooling services. CHEP pallets facilitate the efficient operation of supply chains for most of the developed world's leading international FMCG (Fast Moving Consumer Goods) companies. These companies require the fast availability of high quality pallets and other types of standard loading equipment and transit packaging wherever they operate. CHEP meets this need through its global reach and scale, combined with its proven logistics and supply chain management capability and its established pallet pools and infrastructure in more than 30 countries.
- CLEANAWAY is a leader in the collection, sorting, recycling, transfer and disposal of waste, particularly in UK, Germany and Australia. Through Cleanaway Germany, it is one of the largest paper recycling and trading businesses in Europe.
- RECALL is a global business managing physical and digital documents through their entire life cycle.

It also has a number of other global and regional businesses, such as Industrial Services, Meineke Car Care Centers and Interlake Material Handling.

The combined group was formed in August 2001, when Brambles Industries plc, previously the support services activities of GKN plc, was listed in London and then combined in a Dual Listed Company structure with Brambles Industries Limited of Australia. The two companies were previously joint venture partners.